UNITED STATES

SECURITIES AND EXCHANGE COMMISSION   WASHINGTON, D.C. 20549

_________________________________

SCHEDULE 13D  (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Millennium Investment & Acquisition Company Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

60039Q101
(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 Tel. No.: (212) 599-0090	with a copy to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 Tel. No.: (212) 204-8688
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS:
Fir Tree Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)		[ ]
(b)		[ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS:
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e): [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%
14		TYPE OF REPORTING PERSON:
CO

1		NAMES OF REPORTING PERSONS:
Fir Tree Value Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)		[ ]
(b)		[ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS:
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e): [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%
14		TYPE OF REPORTING PERSON:
PN

1		NAMES OF REPORTING PERSONS:
Fir Tree Capital Opportunity Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)		[ ]
(b)		[ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS:
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e): [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%
14		TYPE OF REPORTING PERSON:
PN

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree Inc., a New York corporation (“Fir Tree”) on behalf Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital” and together with Fir Tree and Fir Tree Value, collectively, the “Reporting Persons”). Fir Tree is the investment manager to each of Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase and sell securities issued by the Issuer and to exercise any and all voting rights associated with such securities.

Item 1.   Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Amendment”) relates is the common stock, par value $0.0001 per share (“Common Stock”) of:

Millennium Investment & Acquisition Company Inc.

330 East 38th Street, Suite 30F

New York, New York 10016

The Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on August 22, 2013 (the “Schedule 13D”) is hereby amended and supplemented to include the information herein. This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D and is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.   Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 31, 2014, the Reporting Persons sold, in the aggregate, 1,370,692 shares of Common Stock in a private transaction pursuant to a Purchase and Sale Agreement (“Purchase Agreement”), dated December 31, 2014, at a per share price of $0.55, for aggregate sale proceeds of $753,880.60. As a consequence of the transaction described above, the Reporting Persons are no longer beneficial owners of any shares of Common Stock.

The foregoing definition and description of the Purchase Agreement described in this Item 4 are generalized, do not purport to be complete and are subject to and qualified in their entirety to the full text of the Purchase Agreement, which has been attached hereto as Exhibit 3 and which is incorporated herein by reference.

The HBP Agreement was also terminated in its entirety in connection with the consummation of the transaction described above.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)   The responses of the Reporting Persons to rows (7) through (13) of the second, third and fourth pages of this Amendment are incorporated herein by reference. The information contained in Item 4 of this Amendment is incorporated by reference.

(c)   Except for the transactions described in Item 4, there were no transactions in shares of Common Stock effected by the Reporting Persons during the sixty (60) days prior to December 31, 2014, and from December 31, 2014 through the date of filing of this Amendment.

(d)   Not Applicable.

(e)   December 31, 2014 (see Item 4 above).

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information regarding the Purchase Agreement and the HBP Agreement set forth in Item 4 hereof is incorporated in this Item 6 by reference.

Except as described in this Schedule 13D, the Reporting Persons are not parties any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1	Information regarding the Instruction C persons is incorporated by reference to Exhibit 1 to the Schedule 13D filed by Fir Tree Inc., Fir Tree Value Master Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P. with the U.S. Securities and Exchange Commission on August 22, 2013.

Exhibit 2	Agreement and Letter Agreement, by and between Fir Tree Inc. and Hudson Bay Partners, LP, each dated as of August 22, 2013, incorporated by reference to Exhibit 2 to the Schedule 13D filed by Fir Tree Inc., Fir Tree Value Master Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P. with the U.S. Securities and Exchange Commission on August 22, 2013.

Exhibit 3	Purchase and Sale Agreement, dated December 31, 2014, by and among David Lesser, Fir Tree Value Master Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2015	FIR TREE INC.

	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE VALUE MASTER FUND, L.P. By: FIR TREE INC., its Manager

	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

Fir Tree Capital Opportunity Master Fund, L.P. By: FIR TREE INC., its Manager

	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director